U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-2670

Cusip Number:

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F

[ ] Form 11-K [XX] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: September 30, 1999

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Read attached Instruction Sheet Before Preparing Form.

Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________

Part I - Registrant Information

60 East 42nd St. Associates

Full Name of Registrant

_____________________________

(Former Name if Applicable)

60 East 42nd Street

Address of Principal Executive Office

(Street and Number)

New York, New York 10165

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III

of this form could not be eliminated without unreasonable

[ effort or expense;

[

[ (b) The subject annual report, semi-annual report,

[ transition report on Form 10-K, Form 20-F, 11-K or Form

[ N-SAR, or portion thereof will be filed on or before the

[X] [ fifteenth calendar day following the prescribed due date; or

[ the subject quarterly report or transition report on Form

[ 10-Q, or portion thereof will be filed on or before the

[ fifth calendar day following the prescribed due date; and

[

[ (c) The accountant's statement or other exhibit required by

Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

We are awaiting certain financial information regarding the Registrant.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Mark Labell (212) 850-2677

(Name) (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[XX] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [XX] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

60 East 42nd St. Associates

(Name of Registrant as specified in charter)

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998 and May 14, 1998 and attached hereto as Exhibit 1.

Date: November 15, 1999

60 EAST 42ND ST. ASSOCIATES

(Registrant)

By /s/Stanley Katzman

Stanley Katzman,

Attorney-in-Fact

EXHIBIT 1

60 EAST 42ND STREET ASSOCIATES

FILE NO. 0-2670

POWER OF ATTORNEY

We, the undersigned general partners of 60 East 42nd Street Associates ("Associates"), hereby severally constitute and appoint Stanley Katzman and Richard A. Shapiro and each of them, individually, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names and in the capacities indicated below on behalf of Associates, any and all reports or other statements required to be filed with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934.

Signature Title Date

/s/Anthony E. Malkin

Anthony E. Malkin General Partner March 18, 1998

/s/Scott D. Malkin

Scott D. Malkin General Partner March 20, 1998

/s/Peter L. Malkin

Peter L. Malkin General Partner March 18, 1998

/s/Richard A. Shapiro

Richard A. Shapiro General Partner March 18, 1998

/s/Thomas N. Keltner, Jr.

Thomas N. Keltner, Jr. General Partner March 18, 1998

/s/Mark Labell

Mark Labell General Partner May 14, 1998

/s/Jack Feirman

Jack Feirman General Partner May 14, 1998

STATE OF NEW YORK )

: ss.:

COUNTY OF NEW YORK )

On the 18th day of March, 1998 before me personally came ANTHONY E. MALKIN, PETER L. MALKIN, RICHARD A. SHAPIRO, and THOMAS N. KELTNER, JR., to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

/s/Notary Public

NOTARY PUBLIC

STATE OF UK OF GREAT BRITAIN)

: ss.:

CITY OF LONDON, ENGLAND )

On the 20th day of March, 1998 before me personally came SCOTT D. MALKIN, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that he executed the same.

/s/Notary Public

NOTARY PUBLIC

of London, England

STATE OF NEW YORK )

: ss.:

COUNTY OF NEW YORK )

On the 14th day of May, 1998 before me personally came JACK FEIRMAN and MARK LABELL, to me known to be the individuals described in and who executed the foregoing instrument, and acknowledged that they executed the same.

/s/Notary Public

NOTARY PUBLIC

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

60 East 42nd St. Associates

(Name of Registrant as specified in charter)

has caused this Notification to be signed on its behalf by the undersigned thereunto duly authorized Attorney-in-Fact for Registrant and each of the Partners in Registrant, pursuant to Powers of Attorney, dated March 18, 1998, March 20, 1998 and

May 14, 1998 and attached hereto as Exhibit 1.

Date: November 15, 1999

60 EAST 42ND ST. ASSOCIATES

(Registrant)

By ______________________

Stanley Katzman,

Attorney-in-Fact